EXHIBIT 17.1

James Sapirstein
[…]@gmail.com

October 12, 2024

Rene Sindlev
Chairman of the Board of Directors of Renovaro Inc.
rs@renovarobio.com

Rene,

Despite all the accusations that were made, as well as disparagements, we all intended to resign and we were trying to have it done the right way under SEC rules.  We were not trying to hurt the company and I've been helping this company for several years, not just that last 18 months.

Therefore, I understand from your representations that a majority of shareholders have indicated a desire to change the board.  From what I was told, you have 107 Million shares that state the majority, hence I'm documenting that amount here.  I will comply, even though the appropriate and legal method is to file the correct paperwork.

I, therefore resign from the board effectively immediately.

Since I have no information about future plans, my resignation should not be taken as permision for actions taken by a new board. I don't know what their plans are nor do I approve any plans I have no information about.

I have worked long and hard to support the company and the interest of shareholders and wish only for company success.

The best of luck,

James